Exhibit 2

AGREEMENT

THIS AGREEMENT (“Agreement”), dated as of August 22, 2013 (the “Effective Date”), is by and between Hudson Bay Partners, LP (“HBP”) and Fir Tree Inc. (“Fir Tree”).

WHEREAS, Fir Tree, through its controlled affiliates, and any of its or its controlled affiliates’ respective investment funds, managed accounts or other investment vehicles managed or advised by them (the “Fir Tree Entities”), beneficially owns approximately 1,370,692 common shares (“Shares”) of Millennium India Acquisition Company Inc. (the “Company” or “SMCG”);

WHEREAS, HBP desires to pursue a strategy with respect to the Company to enhance shareholder value; and

WHEREAS, the parties desire to coordinate certain efforts with respect to HBP’s proposal of certain actions relating to the Company.

NOW, THEREFORE, in consideration of the covenants and agreements set forth in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged, and intending to be legally bound, the parties agree as follows:

1.	Business Objective.

HBP proposes to engage in a strategy with respect to the Company to influence the Company’s board of directors to enhance shareholder value including, without limitation, the following: (i) restructure the Company, (ii) work to exit the Company’s sole investment, (iii) reduce overhead, and (iv) propose and implement a new business plan to enhance shareholder value (or liquidate the Company) (the “Business Objective”).

2.	Coordinated Activities.

a. Fir Tree hereby agrees that, during the period commencing on the Effective Date and continuing until the termination of this Agreement in accordance with its terms, at any meeting (whether annual or special or whether or not an adjourned or postponed meeting) of the holders of the Company Shares or action by written consent of the holders of the Company Shares, however called, Fir Tree and the Fir Tree Entities will cause their Company Shares to be counted as present thereat to vote their Company Shares (i) in favor of any matters necessary for the advancement of the Business Objective and (ii) against any action, proposal, agreement or transaction that is intended that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the Business Objective.

b. Fir Tree hereby agrees to provide information in its possession concerning the Company and its analysis to assist HBP in conducting a summary valuation and review of the Company and its governing documents (except to the extent such information may not be provided due to any confidentiality obligations).

c. Nothing contained in this Agreement shall in any way restrict HBP from acquiring, selling or transferring any Company Shares beneficially owned by HBP. Fir Tree agrees that it will not sell or transfer any Company Shares prior to the occurrence of a Trigger Event (as defined below); it being agreed between Fir Tree and HBP, that in the event an Appointment Event (as defined below) occurs and HBP and Fir Tree are able to agree upon a new business plan for SMCG within twelve months after the Appointment Date (as defined below), as described in clause iv of Section 4 below, Fir Tree may sell or transfer any or all of its Company Shares subsequent thereto.

d. If HBP provides nominees representing at least a majority of the SMCB Board that are elected or appointed to the SMCG Board (an “Appointment Event” and the date of such election or appointment, the “Appointment Date”), HBP and Fir Tree shall discuss a new business plan for SMCG which can be recommended to SMCG. If HBP and Fir Tree shall be unable to agree upon such a new business plan within twelve months following the Appointment Date, then HBP shall seek to pursue an orderly liquidation of SMCG or such other plan acceptable to Fir Tree.

3.	Compliance and Reporting.

a. Each party represents that it shall at all times comply with, and ensure that with respect to any actions undertaken pursuant to this Agreement by it or its affiliates shall comply with, all provisions of any applicable laws, rules or regulations. Each party hereby agrees to hold harmless and indemnify (“Indemnifying Party”) the other party and its affiliates (the “Indemnified Parties”) for any cost, claim, liability or loss (including reasonable attorneys’ fees and expenses) suffered by the Indemnified Parties arising from the Indemnifying Party’s violation of any applicable laws, rules or regulations.

b. In accordance with Rule 13d-l(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the parties agrees to the joint filing on their behalf of the information required by Schedule 13D (or any amendment thereof) if any such filing becomes required at any time. Each party shall be responsible for the accuracy and completeness of its own disclosure, and shall not be responsible for the accuracy or completeness of the information concerning the other party. The parties shall cooperate in connection with any other regulatory filing that may be required to be made in connection with the matters contemplated by this Agreement.

4.	Termination. This Agreement will terminate no later than at 11:59 p.m. (New York time) on December 31, 2017, unless terminated earlier by the mutual written agreement of the parties. Notwithstanding the foregoing, Section 1 and 2 shall terminate upon the occurrence of a Trigger Event (as defined below). Section 5 shall survive any termination of this Agreement.

A Trigger Event shall be defined as the first to occur of the following:

i. the second annual meeting of shareholders after the date hereof in the event HBP has not been successful in obtaining an Appointment Event;

ii. the liquidation of SMCG if SMCG agrees to liquidate;

iii. if an Appointment Event occurs and HBP and Fir Tree are unable to agree upon a new business plan for SMCG within twelve months after the Appointment Date;

iv. in the event an Appointment Event occurs and HBP and Fir Tree are able to agree upon a new business plan for SMCG within twelve months after the Appointment Date, the earlier of (x) the sale of Fir Tree’s Company Shares and (y) December 31, 2017; and

v. Such other date as the parties mutually agree.

5.	Relationship of the Parties. Nothing in this Agreement shall be construed as creating among the parties any joint venture, partnership, association or other entity for any purpose (including, without limitation, for U.S. income tax purposes) or any agency relationship, nor shall any party, except as expressly set forth in this Agreement, (a) have the right, power or authority to create any obligation or duty, express or implied, on behalf of any other party or (b) have any fiduciary or other duties to any other party.

6.	Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the Laws of the State of New York, excluding (to the greatest extent a New York court would permit) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York. The parties agree that any proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court sitting in the Borough of Manhattan, the City of New York. Each of the parties submits to the jurisdiction of any such court in any proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such proceeding. Each party irrevocably waives, to the fullest extent permitted by applicable law, any objection that such party may now or hereafter have to the laying of the venue of any such proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.

7.	Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF EACH OF THE PARTIES IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

8.	Miscellaneous. This Agreement (a) may not be assigned, amended, waived or modified except by a writing signed by each party, (b) may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one find the same instrument and (c) represents the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes and replaces in all respects any and all prior agreements regarding the subject matter thereof between HBP and Fir Tree. For purposes of this Agreement “beneficially own” with respect to any securities shall mean having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act.

[Signature Page Follows]

The parties have caused this Agreement to be executed as of the day and year first above written.

Hudson Bay Partners, LP

By:	/s/ David Lesser
	Name:	David Lesser
	Title:	President – General Partner

Fir Tree Inc.

By:	/s/ Brian Meyer
	Name:	Brian Meyer
	Title:	General Counsel

FIR TREE INC.

505 Fifth Avenue, 23rd Floor

New York, NY 10017

August 22, 2013

Hudson Bay Partners, LP

301 Winding Road

Old Bethpage, NY 11804

Re:	Millennium India Acquisition Company Inc.

Ladies and Gentlemen:

Reference is made to that certain agreement (the “Agreement’), dated as of August 22, 2013, by and between Hudson Bay Partners, LP (“HBP”) and Fir Tree Inc. (“Fir Tree”). Capitalized terms that are not defined herein shall be defined as set forth in the Agreement. This letter agreement supersedes and replaces in all respects any and all prior agreements regarding the subject matter hereof between HBP and Fir Tree. In consideration for the execution of the Agreement, the parties agree as follows:

1.	Liability; Expenses.

Subject to Section 2 below, neither party nor any of its affiliates (including the Fir Tree Entities) shall have liability of any kind whatsoever to the other party or any of the other party’s affiliates in connection with any action taken under the Agreement. Each party will be responsible for its own out-of-pocket expenses in furtherance of the actions undertaken pursuant to the Agreement.

2.	Fees.

a. Upon the occurrence of a Trigger Event, Fir Tree agrees to pay HBP a success fee (the “Success Fee”) equal to 30% of the appreciation (if any) of each of its Company Shares over $.73 per share.

b. Following the occurrence of a Trigger Event, provided that the value of the Company Shares at the time of the Trigger Event exceeds $0.82 per share, Fir Tree agrees to pay HBP a consulting fee in an amount equal to $100,000 (the “Consulting Fee”).”

c. The Success Fee for each Share and the Consulting Fee will be payable within 15 days following the occurrence of the Trigger Event.

3.	Termination.

This Agreement will terminate no later than at 11:59 p.m. (New York time) on December 31, 2017, unless terminated earlier by the mutual written agreement of the parties.

4.	Governing Law; Jurisdiction.

This Agreement shall be governed and construed in accordance with the Laws of the State of New York, excluding (to the greatest extent a New York court would permit) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York.

If the foregoing is in accordance with your understanding of the agreement among us, please indicate your approval by signing and returning a copy of this Agreement to us.

Very truly yours,

Fir Tree Inc.

By:	/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

Acknowledged and agreed:

Hudson Bay Partners, LP

By:	/s/ David Lesser
Name: David Lesser
Title: President – General Partner